                                                                  EXHIBIT 12 (b)

                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY

              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                  PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                                     Years Ended December 31,
                                                 -----------   -----------    -----------   -----------   -----------
                                                    1997          1998           1999          2000          2001
                                                 -----------   -----------    -----------   -----------   -----------
Earnings as Defined in Regulation S-K (A):


Net Income (B)                                         $528          $602           $653          $587          $235
Income Taxes (C)                                        256           404            510           407            89
Fixed Charges                                           450           446            450           463           392
                                                 -----------   -----------    -----------   -----------   -----------
Earnings                                             $1,234        $1,452         $1,613        $1,457          $716
                                                 ===========   ===========    ===========   ===========   ===========

Fixed Charges as Defined in Regulation
S-K(D):


Total Interest Expense                                 $395          $390           $394          $407          $358
Interest Factor in Rentals                               11            11             10            10            10
Subsidiaries' Preferred Securities Dividend
    Requirements                                         44            45             46            46            24
Preferred Stock Dividends                                12             9              9             9             5
Adjustment to Preferred Stock Dividends to
    state on a pre-income tax basis                       6             6              7             7             3
                                                 -----------   -----------    -----------   -----------   -----------
Total Fixed Charges                                    $468          $461           $466          $479          $400
                                                 ===========   ===========    ===========   ===========   ===========

Ratio of Earnings to Fixed Charges                     2.64          3.15           3.46          3.04          1.79
                                                 ===========   ===========    ===========   ===========   ===========

Notes:

(A) The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)  Excludes extraordinary item recorded in 1999.

(C) Includes State income taxes and Federal income taxes for other income and excludes taxes applicable to extraordinary item recorded in 1999.

(D)  Fixed Charges represent (a) interest, whether expensed or capitalized,
     (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Electric and Gas Company.